eConnectPEOPLE, LLC dba NeatMEETS.com Balance Sheet

Assets

Current assets:	2018	2019
Cash	-	
Investments	-	-
Inventories	-	-
Accounts receivable	-	-
Pre-paid expenses	-	5,000.00
Other	-	-
Total current assets	**-**	**5,000.00**

Fixed assets:		
Website	17,500.00	-
Equity and other investments	-	-
Less accumulated depreciation	-	-
Total fixed assets	**17,500.00**	**-**

Other assets:		
Research & Development	7,500.00	
Patent Pending	25,000.00	1,000.00
Total other assets	**32,500.00**	**1,000.00**

	50,000.00	**6,000.00**

Liabilities and owner's equity

Current liabilities:		
Accounts payable	-	
Accrued wages	-	-
Accrued compensation	-	
Income taxes payable	-	-
Unearned revenue	-	-
Other	-	-
Total current liabilities	**-**	**-**

Long-term liabilities:		
	-	-
Total long-term liabilities	**-**	**-**

Owner's equity:		
Investment capital	50,000.00	6,000.00
Accumulated retained earnings	-	-
Total owner's equity	**50,000.00**	**6,000.00**

	50,000.00	**6,000.00**

Balance	**-**	**-**

NEATMEETS
TRAVEL REINVENTED

eConnect People, LLC

August 1, 2019

Subject: Certification of Financial Statements by Principal Executive Officer

I, George VonAllmen, certify that:

(1) the financial statements of eConnect People, LLC (dba NeatMEETS) included in this Form are true and complete in all material respects; and

(2) the tax return information of eConnect People, LLC (dba NeatMEETS) included in this Form reflects accurately the information reported by eConnect People, LLC (dba NeatMEETS) filed for the fiscal year ended 12-31-2018.

Sincerely,

George VonAllmen

CMO of eConnect People, LLC (dba NeatMEETS)
435 South Front Street, Suite 208
Memphis, TN 38103